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                            January 12, 2024

       Shaolin Hong
       Chief Executive Officer
       Fuxing China Group Ltd
       Hangbian Industry Area
       Longhu Town, Jinjiang City
       Fujian Province 362241
       China

                                                        Re: Fuxing China Group
Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
29, 2023
                                                            CIK No. 0001954705

       Dear Shaolin Hong:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Index to Financial Statements, page F-1

   1. Please update your financial statements and corresponding financial information throughout the filing
to comply with Item 8.A.5 of Form 20-F.
       Notes to Financial Statements
       13 - Revenues by Product and Geography, page F-20

   2. We note your response to prior comment 6 and reissue in part. Your disclosure on page F-
                                                        20 continues to
indicate that you have four operating segments     Zipper Chains and zipper
 Shaolin Hong
Fuxing China Group Ltd
January 12, 2024
Page 2
         sliders, Trading, Processing, and Corporate. Please explain to us why zipper chains and zipper sliders would not be considered as two separate operating segments. In this regard, we note from your response that discrete financial information for zipper chains and zipper sliders are available to the CODM and that these operating results are regularly reviewed by the CODM.
       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameShaolin Hong                                Sincerely,
Comapany NameFuxing China Group Ltd
                                                              Division of
Corporation Finance
January 12, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName